                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ---------------------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                              (AMENDMENT NO. 1)/1/


                          Closure Medical Corporation
                        ------------------------------
                                Name of Issuer

                    Common Stock, par value $.01 per share
                    --------------------------------------
                        (Title of Class of Securities)

                                  189093 10 7
                                ---------------
                                 CUSIP Number





__________

     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 5 pages
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CUSIP NO.  189093 10 7            13G               PAGE 2 OF 5 PAGES
------------------------                        -------------------------


 1      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  Robert V. Toni
 -----------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                 (a)  [     ]

                                                 (b)  [     ]
 -----------------------------------------------------------------------------
 3      SEC USE ONLY
 -----------------------------------------------------------------------------
 4      CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America
 -----------------------------------------------------------------------------
                   5  SOLE VOTING POWER

                         669,480/1/
                   -----------------------------------------------------------

 NUMBER OF         6  SHARED VOTING POWER
   SHARES
BENEFICIALLY               N/A
 OWNED BY          -----------------------------------------------------------
   EACH
 REPORTING         7  SOLE DISPOSITIVE POWER
  PERSON
   WITH                    669,480/1/
                   ------------------------------------------------------------

                   8  SHARED DISPOSITIVE POWER

                           N/A
-------------------------------------------------------------------------------
 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  669,480/1/
-------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                  N/A
-------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  5.0% as of December 31, 1997
-------------------------------------------------------------------------------
12                TYPE OF REPORTING PERSON*

                  IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                            FOOTNOTES TO COVER PAGE
                                OF SCHEDULE 13G
                     ------------------------------------

                                ROBERT V. TONI


 1. Includes 26,640 shares of Common Stock issuable upon the exercise of stock options exercisable within 60 days of December 31, 1997. Excludes 20,000 shares held by Mr. Toni's spouse.



                               Page 3 of 5 pages
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                                  SCHEDULE 13G

     Item 1.   (a)  Name of Issuer:  Closure Medical Corporation, a Delaware
                    --------------
corporation (the "Company")

               (b)  Address of Issuer's Principal Executive Offices:  5265
                    -----------------------------------------------
Capital Boulevard, Raleigh, North Carolina 27616

     Item 2.   (a)  Name of Person Filing:  Robert V. Toni
                    ---------------------

               (b)  Address of Principal Business Office or, if none,
                    -------------------------------------------------
Residence: c/o Closure Medical Corporation, 5265 Capital Boulevard, Raleigh,
---------
North Carolina 27616

               (c)  Citizenship:  United States of America
                    -----------

               (d)  Title of Class of Securities:  Common Stock, par value $.01
                    ----------------------------
per share ("Common Stock")

               (e)  CUSIP Number:  189093 10 7
                    ------------

     Item 3.   If this statement is filed pursuant to Rules 13d-1(b), or 13d-
               -------------------------------------------------------------
2(b), check whether the person filing is a: N/A
------------------------------------------

     Item 4.   Ownership.  For information concerning the ownership of Common
               ---------
Stock of the Company by Mr. Toni, see Items 5 through 9 and 11 of the cover page to this Schedule 13G and the footnote thereto.

     Item 5.   Ownership of Five Percent or Less of a Class.  N/A
               --------------------------------------------

     Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
               ---------------------------------------------------------------
N/A

     Item 7.   Identification and Classification of the Subsidiary Which
               ---------------------------------------------------------
Acquired the Security Being Reported on By the Parent Holding Company.  N/A
---------------------------------------------------------------------

     Item 8.   Identification and Classification of Members of the Group.  N/A
               ---------------------------------------------------------

     Item 9.   Notice of Dissolution of Group.  N/A
               ------------------------------

     Item 10.  Certification.  N/A
               -------------

                               Page 4 of 5 pages
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                                   Signature
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              February 13, 1998
                              -----------------------------
                              (Date)



                              /s/ Robert V. Toni
                              -----------------------------
                              (Signature)



                              Robert V. Toni
                              -----------------------------
                              (Name)

                               Page 5 of 5 pages